SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                 AMENDMENT NO. 2
                                       to
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                 (Pursuant to Section 13(e)(1) of the Securities
                              Exchange Act of 1934)
                              ---------------------

                          WEST TEXAS UTILITIES COMPANY
                                (Name of Issuer)

                       CENTRAL AND SOUTH WEST CORPORATION
                        (Name of Person Filing Statement)

                   Title                                  CUSIP
         West Texas Utilities Company,
           Cumulative Preferred Stock
            -  4.40% Series                              956279 20 2

                         (Title of Class of Securities)
                       (CUSIP No. of Class of Securities)

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                            Dallas, Texas 75202-1234
                                 (214) 777-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)

                                   May 7, 1997
                               (Date of Amendment)

                            Calculation of Filing Fee

         Transaction Valuation*                      Amount of Filing Fee
                  $4,146,600                                $830

         *Solely for purposes of calculating the filing fee and computed pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as an Exhibit hereto.

[ X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $830
Form or Registration No.:  Schedule 13E-4
Filing Party:  Central and South West Corporation
Date Filed:  March 18, 1997

         This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated March 18, 1997, as amended, filed by Central and South West Corporation, a Delaware corporation ("CSW"), relating to its offer to purchase any and all outstanding Shares of 4.40% Series Cumulative Preferred Stock of West Texas Utilities Company, a Texas corporation and wholly owned subsidiary of CSW ("WTU"), upon the terms and subject to the conditions set forth in the Offer to Purchase and Proxy Statement, dated March 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal and Proxy (which together constituted the "Offer"), copies of which are attached as
Exhibit 99.(a)(1) and 99.(a)(2) to the Statement.

         Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

Item 1.  Security and Issuer

         Item 1 of the Statement is hereby amended and supplemented by adding thereto the following:

         (b)(i) The Offer expired at 10:00 a.m., Central Time, on April 28, 1997 in accordance with its terms. On May 1, 1997, CSW purchased the Shares validly tendered pursuant to the Offer by depositing the aggregate purchase price therefor with the Depositary. The Shares so purchased, and purchase price therefor, are as follows:

                                   Shares
Series of Preferred                Purchased                 Purchase Price

4.40% Series                        35,996                   $2,487,683.56

         A press release issued by CSW and WTU announcing the results of the Offer and the proxy solicitation is attached hereto as Exhibit 99.(a)(11).

Item 2.  Source and Amount of Funds or Other Consideration.

                  Item 2 of the Statement is hereby amended and supplemented by adding thereto the following:

                  The total amount required by CSW to purchase the Shares pursuant to the Offer was $2,487,683.56, excluding fees and other expenses. CSW paid the purchase price to The Bank of New York, as Depositary, on May 1, 1997 using funds borrowed pursuant to its commercial paper program.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

                  Item 3 of the Statement is hereby amended and supplemented by adding thereto the following:

                  The Shares purchased by CSW pursuant to the Offer were subsequently sold to WTU and will be retired and canceled. As a result thereof, WTU will have a total of 24,004 Shares of the 4.40% Series outstanding.

Item 8.  Additional Information.

         (e)(i) On April 29, 1997, WTU announced that its shareholders had approved and adopted, at a special meeting of shareholders held at WTU's offices in Abilene, Texas on April 28, 1997, an amendment to WTU's Restated Certificate of Incorporation (the "Articles") to eliminate a provision limiting WTU's ability to issue securities representing (i) unsecured indebtedness to no more than 20% of the aggregate of its capital, surplus and secured debt and (ii) unsecured indebtedness maturing in less than ten years to 10% of such aggregate. The special meeting was held pursuant to a proxy solicitation by the Board of Directors of WTU to amend the Articles.

Item 9.  Material to be Filed as Exhibits

         Exhibit No.                Description

         99.(a)(11)                 Press Release, dated April 29, 1997.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1997

                                      Central and South West Corporation


                                      By:  /s/ Wendy G. Hargus
                                               Wendy G. Hargus
                                               Treasurer